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                                                                      EXHIBIT 12


                                TECO ENERGY, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES


         The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


                                  YEAR ENDED DECEMBER 31,
         ------------------------------------------------------------------------
           1999             1998              1997            1996           1995
         --------         --------          --------         -----          -----
         3.25x(1)         3.67x(2)          3.77x(3)         3.72x          3.50x

         For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended Dec. 31, 1999.

(2) Includes the effect of non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended Dec. 31, 1998.

(3) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended Dec. 31, 1997.